July 15, 2021 VIA EDGAR United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jan Woo

Folake Ayoola

Re:	DA32 Life Science Tech Acquisition Corp.

Registration Statement on Form S-1

Filed July 2, 2021

File No. 333-257679

Ladies and Gentlemen:

On behalf of our client, DA32 Life Science Tech Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on July 2, 2021 (the “Registration Statement”), contained in the Staff’s letter dated July 14, 2021 (the “Comment Letter”).

The comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the response set forth below refer to page numbers in the Amendement No. 1 to Registration Statement on Form S-1 as filed on July 15, 2021 (the “Amended Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1 filed July 2, 2021

Summary

Founder Shares, page 15

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We note your response to prior comment 1 and your disclosure on page 17 that “in addition to our initial stockholders’ founder shares and private placement shares, we would need 7,175,001, or 35.88%, of the 20,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all issued and outstanding shares are voted, the private placement shares to be issued to our sponsor are voted in favor of the transaction and the over-allotment option is not exercised).” We further note your disclosure on page 25 that if you seek stockholder approval, you will complete your initial business combination “only if a majority of the issued

United States Securities and Exchange Commission

July 15, 2021

and outstanding shares of common stock voted are voted in favor of the initial business combination...” and define a quorum for such meeting as consisting “of the holders present in person or by proxy of shares of outstanding capital stock of the Company representing a majority of the voting power of all issued and outstanding shares of capital stock of the Company entitled to vote at such meeting.” Given that a business combination requires the approval of a majority of the outstanding shares of common stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a businesscombination assuming the minimum number of shares representing a quorum are voted.

Response: The Company has revised the disclosure on page 17, as well as throughout the Amended Registration Statement.

If you have any questions related to this letter, please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Henrikki Harsu at (212) 819-7628 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:    Steve Kafka, Chief Executive Officer, DA32 Life Science Tech Acquisition Corp.

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